UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020.

Commission File Number 333-248876

WUNONG NET TECHNOLOGY COMPANY LIMITED

(Translation of registrant’s name into English)

Mr. Xiaogang Qin, Chief Executive Officer

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Wunong Net Technology Announces Pricing of Initial Public Offering

December 14, 2020

NEW YORK— (PR Newswire) — Wunong Net Technology Co. Ltd. (“Wunong” or the “Company”) (Nasdaq: WNW), an e-commerce company using an innovative platform to sell a myriad of food products, today announced the pricing of its initial public offering of 5,000,000 shares of its ordinary shares at a price of US$5.00 per share to the public for a total of US$25,000,000 of gross proceeds to Wunong. In addition, the underwriters have purchased 999,910 ordinary shares from a selling shareholder for US$4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering.

The ordinary shares are expected to begin trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW”. The offering is expected to close on December 17, 2020, subject to customary closing conditions.

Boustead Securities, LLC and Brilliant Norton Securities Company Limited are acting as lead underwriters for this firm commitment offering.

A registration statement relating to these securities was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective on December 14, 2020.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering has been made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4409 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

About Wunong Net Technology Co. Ltd

Wunong Net Technology Co. Ltd operates as an e-commerce company retailing food products. The Company sells green food, organic food, heritage food products, pollution-free products, and more. Food safety, product quality and sustainability are the company’s core values. Wunong is committed to providing their customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through their portfolio of trusted and well-known suppliers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Wonderful Sky Financial Group

Natalie Lau

Tel: +852-36411360

E-mail: natalielausm@wsfg.hk

In the United States:

Wonderful Sky Financial Group

Sana Bao

Tel: +1-917-975-5673

E-mail: sanabaoh@wsfg.hk

For Underwriter Inquiries Please Contact:

Boustead Securities, LLC

Daniel J. McClory, Head of China

Tel: +1 949 502 4409

Email: dan@boustead1828.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2020	WUNONG NET TECHNOLOGY COMPANY LIMITED

	By:	/s/ Xiaogang Qin
	Name:	Xiaogang Qin
	Title:	Chief Executive Officer